EXHIBIT 99.1

NXT Energy Solutions Provides Operational Update

CALGARY, Alberta, Feb. 29, 2024 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTCQB: NSFDF) is pleased to provide the following operational update.

Completion of Turkish Survey

NXT has delivered the final SFD® survey results to its Turkish customer and is currently in Türkiye supporting the integration of SFD® data with their existing geological and geophysical data.  As announced earlier, the Company’s Turkish customer and one of its partners had requested NXT to add additional line kilometers to the original SFD® survey.  All flight operations related to the data acquisition survey phase were completed in January 2024 with NXT's aircraft and equipment subsequently returning to Calgary. As part of NXT's SFD® services, recommendations with rankings are provided to the customer identifying their highest value prospects for exploration.

Business Development

NXT personnel have recently returned to Türkiye and are actively pursuing near-term opportunities with additional prospective customers.  Following these scheduled meetings, the team will then travel to Southeast Asia to further ongoing discussions related to multiple SFD® survey opportunities.  With regards to Africa, the Company continues to work with its strategic partner, Synergy E&P Technologies Limited, in pursuit of new SFD® survey opportunities in the region.

Sales Agency Agreement

NXT and HULOOLQ LTD (known as “Qamia”), an Abu Dhabi based startup focused on “deep tech” disruptive technologies, have entered into a Sales Agency Agreement covering the territory of the United Arab Emirates (“UAE”). Qamia has close senior contacts with UAE energy industry operators. Jesse Berwald, PhD, Co-Founder & CTO of Qamia, a recognized expert in disruptive technologies commented, “Qamia is excited to enter into the Agency Agreement with NXT, whose SFD® technology meets our criteria for a high value-added disruptive technology”.

Bruce G. Wilcox, Interim CEO of NXT, stated, "NXT is pleased and excited to have entered into this agreement with Qamia, and looks forward to working together in growing SFD® business development opportunities within the UAE.  The UAE is among the world’s ten largest oil producers. About 96% of the country’s roughly 100 billion barrels of proven oil reserves are located in Abu Dhabi, ranking number six worldwide. The UAE produces an average of 3.2 million barrels of petroleum and liquids per day.  Together with our strategic alliance partnership with Synergy E&P Technologies Limited, which holds an exclusive license to market and distribute NXT’s SFD® solutions in Africa, this new Sales Agency Agreement with Qamia advances NXT’s efforts to globalize its SFD® offerings which will assist us to increase revenue and therefore enhance shareholder value."

2023 Financial Results

The Company intends to release its fourth quarter and full year 2023 financial results during the week of March 25, 2024.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Eugene Woychyshyn	Michael Baker
Vice President of Finance & CFO	Investor Relations
302, 3320 – 17th AVE SW	302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4	Calgary, AB, T3E 0B4
+1 403 206 0805	+1 403 264 7020
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as "anticipate", "believe", "estimate", "will", "expect", "plan", "schedule", "intend", "propose" or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, information regarding: business development activities and success in Türkiye, UAE, Africa, and Southeast Asia. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Risk factors facing the Company and the Rights Offering are described in its most recent Annual Information Form for the year ended December 31, 2022 and MD&A for the three and nine month periods ended September 30, 2023, which have been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedarplus.com. The forward-looking statements contained in this press release are made as of the date hereof, and except as may be required by applicable securities laws, the Company assumes no obligation to update publicly or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.